May 9, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston

Re:	Tectonic Financial, Inc.
Registration Statement on Form S-1
File No. 333-230949

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the representative of the several underwriters, hereby joins in the request of Tectonic Financial, Inc. that the effective date of the Registration Statement on Form S-1 (Registration No. 333-230949) be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on May 10, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act and in connection with the foregoing, please note that the underwriters have distributed approximately 615 copies of the preliminary prospectus dated May 6, 2019, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.
(as representative of the several underwriters)

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Name:	Jennifer Docherty
Title:	Authorized Signatory

[Signature Page to Request for Acceleration]